Form 40-F
period 2003-12-31
TESCO CORP
filed 2004-05-19
CIK 1022705

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13 (a) OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the 12 months ended December 31, 2003	Commission File Number

TESCO CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta	3533	Not Applicable

(Province or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

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

34,706,130 Common Shares, no par value:

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

Dated: May 19, 2004	TESCO CORPORATION

/s/ Roderick W. Maclean
Name: Roderick W. Maclean Title: Corporate Controller and Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.	Annual Information Form dated May 19, 2004

2.	2003 Annual Report of Tesco Corporation containing Audited Consolidated Financial Statements for the 12 months ended December 31, 2003

2(a)	Management’s Discussion and Analysis

2(b)	Financial Statements

3.	Additional Disclosures

4.	Consent of Independent Accountants

99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002.