Form 40-F
period 2004-12-31
TESCO CORP
filed 2005-04-01
CIK 1022705

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13 (a) OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the 12 months ended December 31, 2004	Commission File Number

TESCO CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta	3533	Not Applicable

(Province or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

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

34,959,006 Common Shares, no par value:

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

UNDERTAKING
EXHIBIT INDEX
Annual Information Form
2004 Annual Report
Management's Discussion & Analysis
Financial Statements
Additional Disclosures
Consent of Independant Accountants
Certification of CEO Pursuant to Section 302
Certification of CFO Pursuant to Section 302
Certification of CEO Pursuant to Section 906
Certification of CFO Pursuant to Section 906

UNDERTAKING

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2005	TESCO CORPORATION

/s/ Michael C. Kearney

Name: Michael C. Kearney
Title: Executive Vice President, Finance and
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document
1.	Annual Information Form dated March 31, 2005

2.	2004 Annual Report of Tesco Corporation containing Audited Consolidated Financial Statements for the 12 months ended December 31, 2004

2(a)	Management’s Discussion and Analysis

2(b)	Financial Statements

3.	Additional Disclosures

4.	Consent of Independent Accountants

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.