Form 40-F
TESCO CORP
filed 2006-03-31
CIK 1022705

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13 (a) OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the 12 months ended December 31, 2005	Commission File Number

TESCO CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta	3533	Not Applicable
(Province or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

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

35,519,739 Common Shares, no par value:

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

TESCO CORPORATION

Dated: March 31, 2006
Name: Michael C. Kearney Title: Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.	Annual Information Form dated March 31, 2006

2(a)	Management’s Discussion and Analysis

2(b)	Financial Statements

3.	Additional Disclosures

4.	Consent of Independent Accountants

31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.